Profit and Loss

Far Breton Bakery LLC

January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL		
	JAN 1 - JUN 30 2025	JAN 1 - JUN 30 2024 (PY)	$ CHANGE (PY)
Income			
Sales	94,576.76	106,407.79	-11,831.03
Sales of Product Income	44,253.84	2,204.55	42,049.29
QuickBooks Payments Sales		33,150.31	-33,150.31
Services		705.02	-705.02
Shipping Income		60.00	-60.00
Unapplied Cash Payment Income		94.50	-94.50
Total for Income	**$138,830.60**	**$142,622.17**	**-$3,791.57**
Cost of Goods Sold			
Cost of goods sold	$4,827.99	$1,097.77	$3,730.22
Supplies & materials	20,989.04	17,546.87	3,442.17
Subcontractor expenses		4,382.59	-4,382.59
Total for Cost of goods sold	**$25,817.03**	**$23,027.23**	**$2,789.80**
Shipping	31.40	1,052.54	-1,021.14
Total for Cost of Goods Sold	**$25,848.43**	**$24,079.77**	**$1,768.66**
Gross Profit	**$112,982.17**	**$118,542.40**	**-$5,560.23**
Expenses			
Ask My Accountant	-78.82	16,902.79	-16,981.61
Bank fees & service charges	102.04	2,261.68	-2,159.64
Commissions & fees	26.00	627.14	-601.14
Donations	25.00		25.00
Dues & Subscriptions	350.61	1,018.94	-668.33
Insurance	3,436.71	6,162.42	-2,725.71
Legal & Professional Fees	1,150.00	1,300.00	-150.00
Meals	1,231.87	1,130.91	100.96
Merchant Fees	20.00	1,210.22	-1,190.22
Payroll expenses	$75.00	$19,606.09	-$19,531.09
Taxes	4,631.91	19,198.67	-14,566.76
Wages	53,170.33	54,102.06	-931.73
Total for Payroll expenses	**$57,877.24**	**$92,906.82**	**-$35,029.58**
QuickBooks Payments Fees	332.56	950.53	-617.97
Rent	13,365.00	8,359.40	5,005.60
Repairs & maintenance	2,409.40	28,844.21	-26,434.81
Square Fees	4.00	109.55	-105.55
Supplies	$63.22	$2,088.96	-$2,025.74
Supplies & materials		350.13	-350.13
Total for Supplies	**$63.22**	**$2,439.09**	**-$2,375.87**
Taxes paid	975.11		975.11
Tools & Small Equipment	235.14	1,641.62	-1,406.48

Profit and Loss

Far Breton Bakery LLC
January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL		
	JAN 1 - JUN 30 2025	JAN 1 - JUN 30 2024 (PY)	$ CHANGE (PY)
Travel	82.63		82.63
Utilities	$4,718.98	$5,808.49	-$1,089.51
Internet Expense	569.46	802.29	-232.83
Water & sewer	1,255.44	134.81	1,120.63
Total for Utilities	**$6,543.88**	**$6,745.59**	**-$201.71**
Advertising & marketing		5,729.60	-5,729.60
Continuing education		73.84	-73.84
Legal & accounting services		450.00	-450.00
Office supplies		311.23	-311.23
Unapplied Cash Bill Payment Expense		288.83	-288.83
Uncategorized Expense		3.00	-3.00
Uniforms		691.20	-691.20
Total for Expenses	**$88,151.59**	**$180,158.61**	**-$92,007.02**
Net Operating Income	**$24,830.58**	**-$61,616.21**	**$86,446.79**
Other Income			
Other income	0	0	0
Interest earned		0.82	-0.82
Total for Other income	**0**	**$0.82**	**-$0.82**
Total for Other Income	**0**	**$0.82**	**-$0.82**
Other Expenses			
Reconciliation Discrepancies	184.54		184.54
Vehicle expenses	$250.00	$722.04	-$472.04
Parking & tolls	15.00	34.40	-19.40
Vehicle gas & fuel	768.39	507.55	260.84
Vehicle repairs		39.14	-39.14
Total for Vehicle expenses	**$1,033.39**	**$1,303.13**	**-$269.74**
Total for Other Expenses	**$1,217.93**	**$1,303.13**	**-$85.20**
Net Other Income	**-$1,217.93**	**-$1,302.31**	**$84.38**
Net Income	**$23,612.65**	**-$62,918.52**	**$86,531.17**

Balance Sheet

Far Breton Bakery LLC
As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BMO 2113	852.24
Cash on hand	
Heartland Checking (0025)	807.86
Heartland Savings (0000)	9.40
Old National Checking (2495)	-1,760.87
PAYROLL	$594.67
WAGE	300.00
Total for PAYROLL	**$894.67**
QuickBooks Checking Account	-3,918.40
Total for Bank Accounts	**-$3,115.10**
Accounts Receivable	
Other Current Assets	
Payments to deposit	25,672.24
Security Deposit	860.00
Total for Other Current Assets	**$26,532.24**
Total for Current Assets	**$23,417.14**
Fixed Assets	
Accumulated Depreciation	-32,926.00
Equipment	$21,221.97
9.5' x 2' Rondo Portable Sheeter	2,489.80
Baxter Roll-In Rack, Rotating Oven	23,653.10
BP Auction Oven #2	
Butcher Block Work Stations	2,842.02
Migail C-2F-HC 2-Door Freezer	3,658.22
Migail C-2R-HC- 2-Door Fridge	3,257.32
Migali C-U48R Under Counter Fridge	1,812.07
Moffat Turbofan Convection Oven (#1)	5,720.21
Moffat Turbofan Convection Oven (#2)	5,720.21
Moffat Turbofan Convection Oven (#3)	5,720.21
Moffat Turbofan Convection Oven (#4)	5,720.21
Moffat Turbofan Stacking Kit (#1)	1,268.64
Moffat Turbofan Stacking Kit (#2)	1,268.64
Vulcan VC44E Oven	5,000.00
Total for Equipment	**$89,352.62**

Balance Sheet

Far Breton Bakery LLC
As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Vehicles	0
2015 Toyota Highlander	34,112.44
Food Truck - 2021 Interstate SFC510SAFS	10,333.19
Total for Vehicles	**$44,445.63**
Total for Fixed Assets	**$100,872.25**
Other Assets	
Total for Assets	**$124,289.39**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
QUICKSILVER	1,093.38
Square	-22,831.56
Total for Credit Cards	**-$21,738.18**
Other Current Liabilities	
Direct Deposit Payable	
Loans	$75,836.12
BUS PPP Loan (0695)	
Kiva Loan	-130.00
Kwik Cash Loan (800)	
Loan - Jason Sielaff	21,000.00
SBA PPP Loan (0715)	
SBA PPP Loan (0718)	
Stephen Young	6,600.00
Tagkor Equipment Balance	3,010.89
Toyota Financial Services	
WWBIC Loan	67,060.23
Total for Loans	**$173,377.24**
Payroll Liabilities	0
1112FA000332A Columbia County CSEA	61.14
Cash advance	96.88
Federal Taxes (941/943/944)	
Federal Unemployment (940)	179.14
WI Income Tax	769.68
WI SUI Employer	350.08
Total for Payroll Liabilities	**$1,456.92**
Repayment	-$731.09
Venmo of $462.50 per request	462.50

Balance Sheet

Far Breton Bakery LLC
As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Repayment	**-$268.59**
Square Loan	29,315.80
Tips	37.50
Undistributed Tips	2,538.23
Total for Other Current Liabilities	**$206,457.10**
Total for Current Liabilities	**$184,718.92**
Long-term Liabilities	
LOAN - Caryl and James Owen	18,333.35
Total for Long-term Liabilities	**$18,333.35**
Total for Liabilities	**$203,052.27**
Equity	
Retained Earnings	-12,328.73
Net Income	23,612.65
Opening balance equity	-45,646.68
Owner draws	-98,219.05
Owner investments	53,818.93
Total for Equity	**-$78,762.88**
Total for Liabilities and Equity	**$124,289.39**

Statement of Cash Flows

Far Breton Bakery LLC
January 1-June 30, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	23,612.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans	-356.99
Loans:WWBIC Loan	-1,754.10
Square	-22,832.78
Square Loan	29,315.80
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$4,371.93**
Net cash provided by operating activities	**$27,984.58**
INVESTING ACTIVITIES	
Equipment	-1,055.00
Net cash provided by investing activities	**-$1,055.00**
FINANCING ACTIVITIES	
LOAN - Caryl and James Owen	-1,666.65
Opening balance equity	-24,403.30
Owner draws	76.86
Net cash provided by financing activities	**-$25,993.09**
NET CASH INCREASE FOR PERIOD	**$936.49**
Cash at beginning of period	**$21,620.65**
CASH AT END OF PERIOD	**$22,557.14**